**TSX: IMG   NYSE: IAG**

# NEWS RELEASE

## IAMGOLD ANNOUNCES INVESTMENT IN STRONGHOLD

**Toronto, Ontario, April 2, 2012 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") announced today that it has indirectly acquired, through the acquisition by a 95% owned subsidiary, 7,500,000 common shares of Stronghold Metals Inc. ("Stronghold") (TSX-V: Z), on a prospectus exempt basis, as partial consideration under an earn-in agreement with Stronghold with respect to the Eagle Mountain exploration concession in Guyana (the "Earn-In Agreement").

IAMGOLD now indirectly owns, through its 95% owned subsidiary, 11,500,000 common shares of Stronghold or approximately 15.6% of the outstanding common shares.

The common shares of Stronghold indirectly acquired today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire, indirectly or directly, ownership of, or control or direction over, additional securities of Stronghold other than those that may be acquired pursuant to the Earn-In Agreement.  It is the intention of IAMGOLD to evaluate its investment in Stronghold on a continuing basis and such holdings may be, indirectly or directly, increased or decreased in the future.

### About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

### For further information please contact:

**Bob Tait,** VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

**Laura Young**, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670 3815

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.